UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      Safety Components International, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    786474106
                                 (CUSIP Number)


                              Mr. Francis X. Suozzi
                          Nabisco Holdings Corporation
                                 7 Campus Drive
                              Parsippany, NJ 07054
                                 (201) 682-6300

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 22, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
CUSIP No.  786474106                           Page         of           Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Francis X. Suozzi

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS
         SC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

 NUMBER OF     7        SOLE VOTING POWER
  SHARES                      328,051
BENEFICIALLY
  OWNED        8        SHARED VOTING POWER
    BY                           0
   EACH
 REPORTING     9        SOLE DISPOSITIVE POWER
 PERSON                       328,051
  WITH
               10       SHARED DISPOSITIVE POWER
                                 0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    328,051

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    6.5 %

14       TYPE OF REPORTING PERSON
                                    IN
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
                                  Schedule 13D


Item 1.           Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 3190 Pullman Street, Costa Mesa, CA 92626.

Item 2.           Identity and Background.

                  (a), (b), (c) and (f). This statement is being filed by Francis X. Suozzi, an individual (sometimes referred to herein as the "Reporting Person"). Francis X. Suozzi's principal occupation is Senior Vice President and Treasurer of Nabisco Holdings Corporation. Mr. Suozzi is also a director of the Company and his business address is 7 Campus Drive, Parsippany, NJ 07054. Mr. Suozzi is a citizen of the United States.

                  The principal executive office of Nabisco Holdings Corporation is located at 7 Campus Drive, Parsippany, NJ 07054. Nabisco Holdings Corporation is engaged in the business of producing consumer food products consisting primarily of cookies and crackers.

                  (d) and (e). During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Pursuant to a definitive Stock Purchase Agreement, dated as of May 22, 1997, the Company acquired (the "Valentec Acquisition") all of the outstanding stock of Valentec International Corporation, a Delaware corporation ("Valentec"), from Robert A. Zummo, Francis X. Suozzi and the Valentec International Corporation Employee Stock Ownership Plan (the "Valentec ESOP"). Valentec had been the Company's largest shareholder immediately prior to the Valentec Acquisition owning 1,379,200 shares of the Company's Common Stock or approximately 27% of the issued and outstanding shares of the Company's Common Stock. Immediately prior to the Valentec Acquisition, Francis X. Suozzi, a consultant to and a director of Valentec and a director of the Company, was the owner of 457,778 shares of common stock of Valentec (approximately 21% of the outstanding common stock of Valentec). The consideration paid to the shareholders of Valentec in connection with the Valentec Acquisition consisted of an aggregate of 1,369,200 newly issued shares of Common Stock, of which Mr. Suozzi received 325,801 shares (the "Suozzi Shares"). The shares of Common

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Stock held by  Valentec  have  become  treasury  shares  and are not  considered outstanding. Therefore, there has been no increase in the Company's outstanding shares as a result of the Valentec Acquisition. Francis X. Suozzi now beneficially owns, directly, approximately 6.5% of the outstanding Common Stock of the Company. The indebtedness assumed by the Company in connection with the Valentec Acquisition was approximately $14.1 million as of May 22, 1997,
inclusive  of  intercompany   indebtedness  of  $4.3  million,  which  has  been
eliminated in consolidation as a result of the Valentec Acquisition) of which approximately $7.1 million has been repaid. The sources of the funds used by the Company and Valentec to pay such $7.1 million of indebtedness consisted of funds obtained under the Company's revolving line of credit with Keybank National Association, a mortgage financing on the Company's Czechoslovakian facility, a capital lease financing with Transamerica Business Credit Corp. and working capital.

Item 4.           Purpose of Transaction.

                  Francis X. Suozzi acquired his shares of Common Stock for investment purposes. Except as set forth below, Francis X. Suozzi does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

                  Mr. Suozzi reserves the right to acquire additional shares of the Common Stock or to dispose of shares of the Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by him and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions

Item 5.           Interest in Securities of Issuer.

                  (a). Francis X. Suozzi is the beneficial owner of 328,051 shares of Common Stock, of which 325,801 shares were acquired in connection with the Valentec Acquisition and 2,250 shares are issuable under currently exercisable options held by Mr. Suozzi. Such shares represent, in the aggregate, approximately 6.5% of the issued and outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as of July 31, 1997, which information is known to the Reporting Person as a director of the Company.

                  (b). Mr. Suozzi has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned by him. See Item 6 for information regarding an arrangement between Mr. Suozzi and Robert A. Zummo, the Chairman of the Board, Chief Executive Officer, President and beneficial owner of approximately 20.2% of the outstanding Common Stock.

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                  (c). The Reporting Person has not effected any transactions in the Common Stock within the past 60 days.

                  (d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

                  In  connection  with the  Valentec  Acquisition,  the  Company entered into a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of May 22, 1997, with Robert A. Zummo, Francis X. Suozzi and the Valentec ESOP, pursuant to which the Company will, (i) upon the request of Mr. Suozzi, file up to one registration statement under the Securities Act of 1933, as amended (the "Act"), in order to permit Mr. Suozzi (or any subsequent holder of Registrable Securities (as defined in the Registration Rights Agreement) representing at least 5% of the outstanding Common Stock on the date thereof) to offer and sell all or a portion of the Suozzi Shares and (ii) notify Mr. Suozzi (or any such subsequent holder) if at any time the Company proposes to file a registration statement under the Act and offer to Mr. Suozzi (or any such subsequent holder) the opportunity to register such number of Suozzi Shares as Mr. Suozzi (or such subsequent holder) may request. The Registration Rights Agreement is attached as Exhibit 6 hereto and incorporated herein by reference.

                  In connection with the Valentec Acquisition, Mr. Zummo and Mr. Suozzi entered into a Reallocation Agreement (the "Reallocation Agreement") pursuant to which, among other things, 36,430 shares of Common Stock to be received by Mr. Zummo under the Valentec Acquisition were reallocated to Mr. Suozzi in consideration of Mr. Suozzi's release of certain claims relating to consulting fees. As a result, Mr. Suozzi received 325,801 shares of Common Stock under the Valentec Acquisition (rather than 289,371 shares). In addition, pursuant to such Reallocation Agreement, Messrs. Zummo and Suozzi agreed that for a period of three years from the date thereof, Mr. Suozzi will vote all shares of Common Stock beneficially owned by him on any manner put to a vote of the shareholders of the Company in the same manner as recommended by a majority of the Board of Directors of the Company, or if no such recommendation has been made, as directed by Mr. Zummo; provided, that such agreement shall terminate if Mr. Suozzi shall cease to be on the Board of Directors of the Company (other than as a result of his resignation). Robert A. Zummo is the Chairman of the Board, Chief Executive Officer, President and beneficial owner of approximately 20.2% of the outstanding Common Stock of the Company. Mr. Zummo's business address is 3190 Pullman Steet, Costa Mesa, CA 92626. Mr. Zummo is a citizen of the United States. During the past five years, Mr. Zummo has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to,

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federal or state  securities  laws or finding any violation with respect to such laws.1 Sections 1, 2 and 4 of the Reallocation  Agreement,  which is attached as
Exhibit 7 hereto, are incorporated herein by reference.

                  The Company and Mr. Suozzi are parties to four Stock Option Agreements, dated May 6, 1994, January 2, 1995, January 2, 1996 (collectively, the "Pre-1997 Stock Option Agreements") and January 2, 1997, pursuant to which, Mr. Suozzi was given the option to purchase, under the Company's 1994 Stock Option Plan, (i) 1,500 shares of Common Stock under each of the Pre-1997 Stock Option Agreements and (ii) 2,500 shares of Common Stock under the January 1997 Stock Option Agreement at an exercise price of $10.00, $21.00, $14.88 and $10.25 per share, respectively. Such options vest in equal annual installments over four years from the date of grant. Options to purchase 2,250 of such shares are currently exercisable.

Item 7.           Materials to Be Filed as Exhibits.

                  1. Stock Option Agreement, dated as of May 6, 1994, between the Company and Francis X. Suozzi.

                  2. Stock Option Agreement, dated as of January 2, 1995, between the Company and Francis X. Suozzi.

                  3. Stock Option Agreement, dated as of January 2, 1996, between the Company and Francis X. Suozzi.

                  4. Stock Option Agreement, dated as of January 2, 1997, between the Company and Francis X. Suozzi.

                  5. Stock Purchase Agreement, dated as of May 22, 1997, by and among Robert A. Zummo, Francis X. Suozzi, the Valentec International Corporation Employee Stock Ownership Plan and the Company.

                  6. Registration Rights Agreement, dated as of May 22, 1997, by and among Robert A. Zummo, Francis X. Suozzi, the Valentec International Corporation Employee Stock Ownership Plan and the Company.

                  7. Reallocation Agreement, dated as of May 22, 1997, by and between Robert A. Zummo and Francis X. Suozzi.


--------
       1 All information contained herein with respect to Robert A. Zummo, including his beneficial ownership of Common Stock, is based on a Schedule 13D, dated August 22, 1997.
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                  After  reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 22, 1997


                                             /s/ Francis X. Suozzi
                                             ---------------------
                                                 FRANCIS X. SUOZZI

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